BDFC
                                                            B&D FOOD CORPORATION

January 26, 2006


United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E
Washington, DC 20549-7010
USA

     Re:   B & D Food Corp.
           Form 10-KSB for Fiscal Year Ended December 31, 2004
           File No. 0-21247

Ladies and Gentlemen:

This letter sets forth the responses of B&D Food Corp. (the "Company") to the staff's comments in the letter dated December 19, 2005 of Karl Hiller, Branch Chief, relating to the filing listed above. For the convenience of the staff, the staff's comments, numbered in accordance with Mr. Hiller's letter, are set out immediately preceding each corresponding response.


Form 10 -KSB for the Fiscal Year Ended December 31, 2004

Exhibits

1. The certifications referenced were executed by the Company's Chief Executive Officer and Principal Financial Officer at the time, Ms. Una M. Ricketts, prior to the acquisition of the Company by Livorno Investments Ltd., and were drafted by the Company's former legal counsel. We note that the certifications do not comply with the guidance in Item 601(b)(31) of Regulation S-B (the "Regulation") and will ensure that future certifications read exactly as required by the Regulation

Form 8-K/A filed July 22, 2005

Financial Statements

Audit Opinion, Page 1

2. As to your inquiry regarding the qualifications of our auditors, Schwartz Levitsky Feldman LLP ("SLF"), SLF has advised us that they have responded to the Commission on similar comments for two other Registrants and their responses were accepted.


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      We are a United States holding company with our 99.9% owned subsidiary,
      BDFC Brazil Alimentos Ltda ("BDFC") located in Brazil, South America. We have nominal operations in the United States and the fact that we are registered in Delaware should not be the sole reason for requiring that we engage an auditor who is licensed in the United States. Key management and the accounting records are situated in Brazil where the majority of audit work is performed.

      SLF is one of the major National firms of Chartered Accountants in Canada. They also belong to HLB International ("HLB"), an affiliation of accounting firms in over 100 countries, represented by more than 1,430 partners and 9,900 staff in over 400 offices.

      Since 1996, SLF has acted as the auditor of numerous Canadian companies who have sought and are listed on various United States exchanges both through the SB-2 and the reverse merger process. In addition, as a result of their HLB affiliation, they have the ability to act as auditors of foreign companies desirous of becoming registrants in the United States.

      The Brazilian auditors of BDFC, HLB Audilink & Cia Auditors, are also members of HLB. This Brazilian firm is also registered with the PCAOB. Because of the experience and expertise of SLF in auditing foreign companies listed in the United States, their knowledge of U.S. GAAP and GAAS, the standards of the PCAOB and the unique challenges which this presents, we believe that they are appropriately qualified to perform the audit in conjunction with their Brazilian affiliate.

      In view of the foregoing and as Article 2 of Regulation S-X does not specifically preclude our independent accountants in such circumstances, from being appointed as Auditors, we believe that they are adequately qualified to conduct the audit of the financial statements. In addition, through their affiliation with HLB, we believe that they are in compliance with this Article.


Note D - Summary of Significant Accounting Policies

3.    Revenue Recognition, Page 8

      The line items for 2004 represent a recovery of bad debts which were previously written off at the time the Company was engaged in coffee production. For the 2003 comparative, the amount shown represents income from coffee production. However we believe that labeling the line as "income from operations" would represent both years' activities.

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

Interim Financial Statements

Note I - Leasing Agreement, Page 10

4. Regarding the termination of the agreement with Coimbra, the relevant details are as follows:

      (a) On March 31, 2005 a termination agreement was signed between the parties (the "Termination Agreement"). According to the Termination Agreement, Coimbra was required to pay $940,000. This amount was paid to BDFC in full at the beginning of April 2005.

      (b) No penalty was charged to Coimbra in connection with the early termination.

      (c) The amount agreed upon as referred to in (b) above has been accounted for as rental income for 2005.

      (d) There are no continuing obligations of the Company or BDFC to Coimbra.


5. In order to avoid any claims by former employees' of Coimbra according to the laws in Brazil, BDFC decided to cease its operations for at least half a year. As of November 2005, the Company, as the parent to BDFC, commenced plans to resume operations. BDFC does not require additional infrastructure to commence operations.

      BDFC had sufficient inventory of coffee on hand which it acquired from Coimbra at the time of the termination of the lease to effectively resume coffee operations. Currently, BDFC has inventory to last until the end of March 2006 after which we will purchase raw coffee from local suppliers in Brazil to continue processing. BDFC has been successful in re-establishing a market with its local customers.


6. The intention was to highlight the fact that the building and equipment were held for lease for fiscal 2004 and up to April 2005. We believe that the disclosures in the relevant notes indicate clearly that we did not intend to lease the building and equipment after April 2005.

Unaudited Pro Forma Condensed Combined Financial Statements, Page 1

7. We took the following matters into consideration in determining that this transaction was a merging of entities under common control and that a reverse acquisition had not occurred (as disclosed in Note D and E of our financial statements for the quarter ended September 30, 2005).


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      o     On April 29, 2005, the parent company of BDFC, Livorno Investments
            Ltd. ("Livorno"), acquired approximately 78% of the Company's common stock.

      o On July 8, 2005, the Company entered into a Share Purchase Agreement with BDFC and Livorno whereby the Company acquired 99.85% of the stock in BDFC in exchange for 95,344,688 shares of the Company's common stock plus an 8% Convertible Promissory Note in the amount of $10 million.

      o Since at the day of the acquisition, the Company (the acquirer) and BDFC (the acquired) were controlled by the same parent, and since as part of the consideration the Company issued a convertible promissory note, we do not believe that a reverse merger recapitalization occurred.

      o We looked at various pronouncements to provide guidance in the accounting for the transactions described above which included EITF 90-5 and FASB 141 (D11-D18). We believe that the key consideration in determining that this was not a reverse merger capitalization was that the Company issued a Convertible Note as part of the consideration.


8. The conversion price of $0.20 was based on the last closing share price of the Company on the Over-the-Counter Bulletin Board before the date of the transaction. The amount of the convertible note was determined based on the difference between the fair value of BDFC and the fair value of the shares issued as part consideration.


The Company acknowledges that:

      - the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filing; and

      - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Yours very truly


/s/ Yaron Arbell
-------------------------------------
Yaron Arbell, Chief Executive Officer
B & D Food Corp.